Provident Energy Trust Provides 2003 U.S. Tax Information NEWS RELEASE NUMBER 10-04 March 18, 2004

CALGARY, ALBERTA – Provident Energy Trust (Provident) (TSX – PVE.UN; AMEX-PVX) announced today that for U.S federal income tax reporting purposes it is considered a corporation.  As a corporation, Provident distributions to U.S. unitholders can be considered qualified dividends as determined under new U.S. Internal Revenue Code rules and U.S. Internal Revenue Service (IRS) reporting guidelines issued in 2003. For 2003 and subsequent years, Provident’s distributions will be either qualified dividends and be eligible for the 15 percent tax rate or will be a return of capital.

In 2001 Provident was considered a corporation for U.S. tax purposes. In early 2002, Provident filed a U.S. tax election (the "Partnership Election") to have Provident treated as a partnership for U.S. tax purposes for the 2002 tax year. Through discussions with its advisors, Provident has determined that based on the facts and circumstances the Partnership Election was ineffective. Changes made in 2003 to U.S. dividend tax rates now make it more attractive for U.S. unitholders for Provident to be treated as a corporation for U.S. federal income tax purposes.

In order to determine the portion, if any, of Provident's distributions which may be received by U.S. unitholders as a return of capital, it will be necessary for Provident to determine the earnings and profits of its various subsidiaries. Provident has not yet made such a determination.

Provident will undertake the calculations necessary to make such determination as soon as practical. The calculations are however dependant on receiving certain rulings from the IRS and therefore Provident cannot yet commit to a specific date by which the calculations will be complete. Once the calculations are complete Provident intends to send out to U.S. unitholders revised Form 1099 DIV's for 2001, 2002 and 2003.

To assist with the preparation of 2003 U.S. tax information Provident’s transfer agent Computershare Trust Company will issue Form 1099 DIV’s to all registered U.S. unitholders by April 8, 2004. These Form 1099 DIV's will assume that 100 percent of the distributions are taxable as dividends at 15 percent. Non-registered holders should receive a Form 1099 DIV from their broker or intermediary. The amended Form 1099 DIV's that Provident will ultimately send out may indicate that less than 100 percent of the distributions will be taxable as dividends at 15 percent, with the balance being a return of capital.

This characterization of Provident as a corporation for U.S. tax purposes and the characterization of the distributions as dividends will have no effect on the 15 percent Canadian withholding tax assessable on the distributions paid to U.S. holders.

This press release does not constitute and is not intended to be legal or tax advice to any particular holder or potential holder of Provident units. Holders or potential holders of Provident units are urged to consult their own legal and tax advisors as to their particular U.S. federal income tax consequences of holding Provident units.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream service business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact:                                                                 Corporate Head Office:
Jennifer Pierce                                                                                      700, 112 – 4th Avenue S.W
Senior Manager, Investor Relations and                                                Calgary, Alberta  T2P 0H3
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